                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               GRANT PRIDECO, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   38821G-10-1
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                                 (CUSIP Number)


                                December 20, 2002
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           (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which this Schedule is filed:

                   [ ]      Rule 13d - 1(b)
                   [ ]      Rule 13d - 1(c)
                   [ ]      Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  38821G-10-1                 13G                 PAGE 2 OF 5 PAGES
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1.   NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Schlumberger Limited

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
          N/A                                                    (b)  [_]

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3.   SEC USE ONLY

          Netherlands Antilles

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION



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  NUMBER OF    5.   SOLE VOTING POWER
   SHARES             0
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY     6.   SHARED VOTING POWER
   EACH               0
 REPORTING          ------------------------------------------------------------
  PERSON       7.   SOLE DISPOSITIVE POWER
   WITH               0
                    ------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
                      0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,731,834 shares are owned by Schlumberger Limited's wholly owned subsidiary, Schlumberger Technology Corporation, a Texas corporation.

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       N/A                                                                [_]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.0%

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12.  TYPE OF REPORTING PERSON

       CO




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CUSIP NO.  38821G-10-1                 13G                 PAGE 3 OF 5 PAGES
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ITEM 1.

      (a)   Name of Issuer:  Grant Prideco, Inc.

      (b)   Address of Issuer's Principal Executive Offices:
            1330 Post Oak Blvd., Suite 2700
            Houston, Texas 77056

ITEM 2.

      (a)   Name of Person Filing:  Schlumberger Limited

      (b)   Address of Principal Business Office or, if none, Residence:

            153 East 53rd Street, 57th Floor
            New York, New York 10022-4624

            42 Rue Saint-Dominique
            Paris, France 7500

            Park Straat 83
            The Hague, The Netherlands  2514 JG

      (c) Citizenship: corporation is organized under the laws of the Netherlands Antilles.

      (d)   Title of Class of Securities:  Common Stock

      (e)   CUSIP Number: 38821G-10-1

ITEM 3.     STATUS OF PERSON FILING:

            Not Applicable

ITEM 4.     OWNERSHIP

      (a) Amount Beneficially Owned: 9,731,834 shares are owned by Schlumberger Limited's wholly owned subsidiary, Schlumberger Technology Corporation, a Texas corporation.

      (b)   Percent of Class:

            8.0%, based on 111,253,466 shares outstanding as of November 11, 2002 as reported by Grant Prideco, Inc. in its Form 10-Q quarterly report for the period ended September 30, 2002 plus the issuance of 9,731,834 shares issued to Schlumberger Technology Corporation as reported hereby.

      (c)   Number of shares as to which such person has:
            (i)   sole power to vote or to direct the vote: 0
            (ii)  shared power to vote or to direct the vote: 0



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CUSIP NO.  38821G-10-1                 13G                 PAGE 4 OF 5 PAGES
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            (iii) sole power to dispose or to direct the disposition of: 0

            (iv)  shared power to dispose or to direct the disposition of:  0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Schlumberger Technology Corporation, a Texas corporation and a wholly owned subsidiary of Schlumberger Limited, is the subsidiary that acquired the securities being reported on by Schlumberger Limited hereby. Schlumberger Technology Corporation has sole voting and dispositive power with respect to all 9,731,834 shares reported hereby.

            The address of the principal business office of Schlumberger Technology Corporation is 153 East 53rd Street, 57th Floor, New York, New York 10022-4624


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

            Not Applicable.

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.





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CUSIP NO.  38821G-10-1                 13G                 PAGE 5 OF 5 PAGES
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                                     SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      By signing below I also certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Date:  December 30, 2002

                                     /S/ RICHARD HOFFMAN
                                    -----------------------------------------





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